Exhibit 4.2

DESCRIPTION OF SHARES

The following description of our shares is not complete but is a summary and is qualified in its entirety by reference to the Maryland General Corporation Law, our charter and our bylaws.

Under our charter, we have authority to issue a total of 400,001,000 shares of capital stock. Of the total shares authorized, 350,000,000 shares are designated as common stock with a par value of $0.0001 per share, 1,000 shares are designated as convertible stock with a par value of $0.0001 per share, and 50,000,000 shares are designated as preferred stock with a par value of $0.0001 per share. Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock without stockholder approval. Prior to issuance of shares of each class or series, the board is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption for each class or series. Thus, the board could authorize the issuance of shares of common stock or preferred stock with terms and conditions that could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stockholders or otherwise be in their best interest. In addition, our board of directors is authorized to amend our charter, without the approval of our stockholders, to increase the aggregate number of our authorized shares of capital stock or the number of shares of any class or series that we have authority to issue.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters voted on by our stockholders, including election of our directors. Our charter does not provide for cumulative voting in the election of directors. Therefore, the holders of a majority of our outstanding common shares can elect our entire board of directors. Subject to any preferential rights of any outstanding series of preferred stock that may be designated, the holders of our common stock are entitled to such distributions as may be authorized from time to time by our board of directors out of legally available funds and, subject to the rights of any outstanding preferred shares, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. All of our common stock issued will be fully paid and non-assessable. The holders of shares of our common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, nor will such holders have any preference, conversion, exchange, sinking fund, redemption or appraisal rights.

Our board of directors has authorized the issuance of shares without certificates. We expect that, until our common stock is listed for trading on a national securities exchange, we will not issue shares of common stock in certificated form. DST Systems, Inc. acts as our registrar and as the transfer agent for our shares. Permitted transfers can be effected simply by mailing to our transfer agent a transfer and assignment form, which we will provide to our stockholders at no charge. Investors who wish to transfer shares of our common stock will be required to pay us a transfer fee of $50, or such other amount as may be deemed reasonable by our board of directors, to cover costs associated with the transfer.

Convertible Stock

Our authorized capital stock includes 1,000 shares of convertible stock, par value $0.0001 per share. No additional consideration is due upon the conversion of the convertible stock. There will be no distributions paid on shares of convertible stock. Except for certain limited circumstances, we may not redeem all or any portion of the outstanding shares of convertible stock. The conversion of the convertible stock into common shares will result in dilution of the stockholders’ interests.

With certain limited exceptions, shares of convertible stock shall not be entitled to vote on any matter, or to receive notice of, or to participate in, any meeting of stockholders of the company at which they are not entitled to vote. However, the affirmative vote of the holders of more than two-thirds of the outstanding shares of convertible stock is required for the adoption of any amendment, alteration or repeal of a provision of the charter that adversely changes the preferences, limitations or relative rights of the shares of convertible stock.

Upon the occurrence of (A) our making total distributions on the then outstanding shares of our common stock equal to the issue price of those shares (that is, the price paid for those shares) plus a 10% cumulative, non-compounded, annual return on the issue price of those outstanding shares; or (B) the listing of the shares of common stock for trading on a national securities exchange, each outstanding share of our convertible stock will convert into the number of shares of our common stock described below. Before we will be able to pay distributions to our stockholders equal to the aggregate issue price of our then outstanding shares plus a 10% cumulative, non-compounded, annual return on the issue price of those outstanding shares, we will need to sell a portion of our assets. Thus, the sale of one or more assets will be a practical prerequisite for conversion under clause (A) above.

Upon the occurrence of either such event, each share of convertible stock shall, unless our advisory management agreement has been terminated or not renewed on account of a material breach by our advisor, generally be converted into a number of shares of common stock equal to 1/1000 of the quotient of (A) the lesser of (i) 20% of the amount, if any, by which (1) the value of the company (determined in accordance with the provisions of the charter and summarized in the following paragraph) as of the date of the event triggering the conversion plus the total distributions paid to our stockholders through such date on the then outstanding shares of our common stock exceeds (2) the sum of the aggregate issue price of those outstanding shares plus a 10% cumulative, non-compounded, annual return on the issue price of those outstanding shares as of the date of the event triggering the conversion, or (ii) 15% of the amount, if any, by which (I) the value of the company as of the date of the event triggering the conversion plus the total distributions paid to our stockholders through such date on the then outstanding shares of our common stock exceeds (II) the sum of the aggregate issue price of those outstanding shares plus a 6% cumulative, non-compounded, annual return on the issue price of those outstanding shares as of the date of the event triggering the conversion, divided by (B) the value of the company divided by the number of outstanding shares of common stock, in each case, as of the date of the event triggering the conversion. In the case of conversion upon the listing of our shares, the conversion of the convertible stock will not occur until the 31st trading day after the date of such listing. However, if our advisory management agreement expires without renewal or is terminated (other than because of a material breach by our advisor) prior to each such triggering event described in the foregoing paragraph (an “advisory management agreement termination”), then upon either such triggering event the holder of the convertible stock will be entitled to a prorated portion of the number of shares of common stock determined by the foregoing calculation, where such proration is based on the percentage of time we were advised by our advisor.

As used above and in our charter, “value of the company” as of a specific date means our actual value as a going concern on the applicable date based on the difference between (A) the actual value of all of our assets as determined in good faith by our board, including a majority of the independent directors, and (B) all of our liabilities as set forth on our balance sheet for the period ended immediately prior to the determination date, provided that (1) if such value is being determined in connection with a change of control that establishes our net worth, then the value shall be the net worth established thereby and (2) if such value is being determined in connection with the listing of our common stock for trading on a national securities exchange, then the value shall be the number of outstanding shares of common stock multiplied by the closing price of a single share of common stock, averaged over a period of 30 trading days after the date of listing. If the holder of shares of convertible stock disagrees with the value determined by the board, then each of the holder of the convertible stock and us shall name one appraiser and the two named appraisers shall promptly agree in good faith to the appointment of one other appraiser whose determination of the value of the company shall be final and binding on the parties. The cost of such appraisal shall be shared evenly between us and our advisor.

Our charter provides that if we:

●	reclassify or otherwise recapitalize our outstanding common stock (except to change the par value, or to change from no par value to par value, or to subdivide or otherwise split or combine shares); or

●	consolidate or merge with another entity in a transaction in which we are either (1) not the surviving entity or (2) the surviving entity but that results in a reclassification or recapitalization of our common stock (except to change the par value, or to change from no par value to par value, or to subdivide or otherwise split or combine shares), then we or the successor or purchasing business entity must provide that the holder of each share of our convertible stock outstanding at the time one of the above events occurs will continue to have the right to convert the convertible stock upon an event triggering conversion. After one of the above transactions occurs, the convertible stock will be convertible into the kind and amount of stock and other securities and property received by the holders of common stock in the transaction that occurred, such that upon conversion, the holders of convertible stock will realize as nearly as possible the same economic rights and effects as described above in the description of the conversion of our convertible stock. This right will apply to successive reclassifications, recapitalizations, consolidations, and mergers until the convertible stock is converted.

Our board of directors will oversee the conversion of the convertible stock to ensure that any shares of common stock issuable in connection with the conversion is calculated in accordance with the terms of our charter and to evaluate the impact of the conversion on our REIT status. If, in the good faith judgment of our board, full conversion of the convertible stock would jeopardize our status as a REIT, then only such number of shares of convertible stock (or fraction of a share thereof) shall be converted into a number of shares of common stock such that our REIT status would not be jeopardized. The conversion of the remaining shares of convertible stock will be deferred until the earliest date after our board of directors determines that such conversion will not jeopardize our qualification as a REIT. Any such deferral will not otherwise alter the terms of the convertible stock.

Preferred Stock

Our board of directors has no present plans to issue preferred stock, but may do so at any time in the future without stockholder approval. If our board of directors does determine to issue preferred stock, we expect that such issuances will be approved by at least a majority of our independent directors who do not have an interest in the transaction and who have access to our legal counsel, or independent legal counsel, at our expense.

Meetings and Special Voting Requirements

An annual meeting of the stockholders will be held each year, at least 30 days after delivery of our annual report to our stockholders. Special meetings of stockholders may be called only upon the request of a majority of our directors, a majority of the independent directors, the chief executive officer, or by an officer of the company upon the written request of stockholders holding at least 10% of our outstanding common shares entitled to vote at the meeting. Upon receipt of a written request of stockholders holding at least 10% of our outstanding shares entitled to vote at the meeting stating the purpose of the special meeting, the secretary will provide all of our stockholders entitled to vote at the meeting written notice of the meeting, and the purpose of such meeting, to be held not less than 15 nor more than 60 days after the distribution of the notice of meeting. The presence of holders of a majority of the outstanding shares entitled to vote at the meeting, either in person or by proxy, will constitute a quorum. Unless otherwise provided by Maryland General Corporation Law or our charter, the affirmative vote of a majority of votes cast at a meeting at which a quorum is present is necessary to take stockholder action.

Under our charter, which sets forth the stockholder voting rights required to be set forth therein under the NASAA REIT Guidelines, and under the Maryland General Corporation Law, our holders of shares of our common stock are entitled to vote at a duly held meeting at which a quorum is present on:

●	the election or removal of directors;

●	any amendment of our charter, except that our board of directors may amend our charter without stockholder approval to:

●	change our name;

●	increase or decrease the aggregate number of our shares;

●	increase or decrease the number of our shares of any class or series that we have the authority to issue;

●	classify or reclassify any unissued shares by setting or changing the preferences, conversion or other rights, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption of such shares;

●	effect reverse stock splits; and

●	after the listing of our shares of common stock on a national securities exchange, opting into any of the provisions of Subtitle 8 of Title 3 of the Maryland General Corporation Law.

●	a reorganization as provided in our charter;

●	our liquidation or dissolution; and

●	our being a party to any merger, consolidation or sale or other disposition of substantially all of our assets (notwithstanding that Maryland law may not require stockholder approval).

Our charter provides that our stockholders are not entitled to exercise any rights of an objecting stockholder provided for under Maryland law unless the board, upon the affirmative vote of a majority of the entire board, determines that such rights will apply, with respect to all or any classes or series of stock, to a particular transaction or all transactions occurring after the date of such approval in connection with which our stockholders would otherwise be entitled to exercise such rights.

Our advisor is selected and approved annually by our directors. While our stockholders do not have the ability to vote to replace or to select a new advisor, stockholders do have the ability, by the affirmative vote of holders of a majority of the shares entitled to vote on such matter, to elect to remove a director from our board with or without cause.

Holders of shares of our common stock are entitled to receive a copy of our stockholder list upon request in connection with the exercise of their voting rights or for other proper and legitimate purposes. Such list may not be used to solicit the acquisition of our shares or for another commercial purpose other than in the interest of the stockholders relative to our affairs. The list provided by us will include each common stockholder’s name, address and telephone number, and the number of shares owned by each common stockholder, and will be sent within ten days of the receipt by us of the request. A stockholder requesting a list will be required to pay reasonable costs of postage and duplication. Holders of shares of our common stock and their representatives shall also be given access to our corporate records at reasonable times. We have the right to ask that a requesting stockholder represent to us that the list and records will not be used to pursue commercial interests.

In addition to the foregoing, stockholders have rights under Rule 14a-7 under the Exchange Act which provides that, upon the request of stockholders and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution of proxies themselves.

Restriction on Ownership of Shares

In order for us to qualify as a REIT, not more than 50% in value of our outstanding shares may be owned by any five or fewer individuals, including certain entities treated as individuals under the Internal Revenue Code. In addition, our outstanding shares must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the requirements specified in the two preceding sentences shall not apply until after 2008, the first taxable year for which we made an election to be taxed as a REIT. We may prohibit acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code. However, we cannot assure you that this prohibition will be effective.

In order to assist us in preserving our status as a REIT, our charter contains restrictions on the number of shares of our common stock and preferred stock that a person may own. No person may acquire or hold, directly or indirectly, in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding shares of common or preferred stock. This limitation does not apply to the holder(s) of our convertible stock or the common stock issued upon conversion of our convertible stock. However, our board of directors may defer the timing of the conversion of all or a portion of our convertible stock if it determines that full conversion could jeopardize our qualification as a REIT under then applicable federal income tax laws and regulation. Any such deferral will not otherwise alter the terms of the convertible stock, and such stock will convert at the earliest date after our board of directors determines that such conversion will not jeopardize our qualification as a REIT.

Our charter further prohibits (a) any person from owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT and (b) any person from transferring shares of our stock if the transfer would result in our stock being owned by fewer than 100 persons. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the intended transferee of shares of our stock that are transferred to the trust, as discussed below, is required to give us immediate notice and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board determines that it is no longer in our best interests to continue to qualify as a REIT.

Our board, in its sole discretion, may exempt a person from these limits. However, the board may not exempt any person whose ownership of our outstanding stock would result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by the board for exemption, a person also must not own, directly or indirectly, an interest in a tenant of ours (or a tenant of any entity that we own or control) that would cause us to own, directly or indirectly, more than a 9.9% interest in the tenant. The person seeking an exemption must represent to the satisfaction of the board that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer of the shares of stock causing the violation to the trust, as discussed below. The board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel in order to determine or ensure our status as a REIT.

Any attempted transfer of our stock which, if effective, would result in our stock being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Internal Revenue Code will be null and void. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limits discussed above or in our being “closely held” under Section 856(h) of the Internal Revenue Code or in our otherwise failing to qualify as a REIT, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the transfer. Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to distributions and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to distributions or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any distribution authorized but unpaid will be paid when due to the trustee. Any distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (1) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (2) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price of the shares on the day of the event causing the shares to be held in the trust and (2) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (1) the shares shall be deemed to have been sold on behalf of the trust and (2) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand. The notice given to stockholders upon issuance or transfer of shares of our stock will refer to the restrictions described above.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (2) the fair market value on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his name and address, the number of shares of each class and series of our stock that he or she beneficially owns and a description of the manner in which the shares are held. Each such owner will provide us with such additional information as we may request in order to determine the effect, if any, of his beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

The foregoing ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of the stockholders.

Distributions

We expect to declare distributions on a quarterly basis and to pay distributions to our stockholders on a monthly basis. We intend to calculate these monthly distributions based on daily record dates so our investors will become eligible for distributions immediately upon purchasing shares. Distributions will be paid to stockholders as of the record dates selected by the directors.

From time to time, our advisor and its affiliates may agree to waive or defer all, or a portion, of the acquisition, asset management or other fees or incentives due to them, pay general administrative expenses or otherwise supplement investor returns in order to increase the amount of cash available to pay distributions to our stockholders. In addition, to the extent we invest in development or redevelopment projects or in properties that have significant capital requirements, these properties may not immediately generate cash flow from operations. Thus, our ability to make distributions may be negatively impacted, especially during our early periods of operation.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. Generally, distributed income will not be taxable to us under the Internal Revenue Code if we distribute at least 90% of our REIT taxable income.

Distributions are authorized at the discretion of our board of directors based on its analysis of our performance over the previous period, expectations of performance for future periods, including actual and anticipated operating cash flow, changes in market capitalization rates for investments suitable for our portfolio, capital expenditure needs, general financial condition, and other factors that our board deems relevant. The board’s decision will be influenced, in substantial part, by its obligation to ensure that we maintain our status as a REIT. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period but may be paid in anticipation of cash flow that we expect to receive during a later period in an attempt to make distributions relatively uniform.

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. There can be no assurance that future cash flow will support distributions at the rate that such distributions are paid in any particular distribution period.

We are not prohibited from distributing our own securities in lieu of making cash distributions to stockholders. We may issue securities as stock dividends in the future.

Restrictions on Roll-Up Transactions

A Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity (a Roll-up Entity) that is created or would survive after the successful completion of a Roll-up Transaction. This term does not include:

●	a transaction involving our securities that have been for at least 12 months listed for trading on a national securities exchange; or

●	a transaction involving only our conversion into a trust or association if, as a consequence of the transaction, there will be no significant adverse change in common stockholder voting rights, the term of our existence, compensation to our advisor or our investment objectives.

In connection with any proposed Roll-up Transaction involving the issuance of securities of a Roll-up Entity, an appraisal of all of our assets shall be obtained from a competent independent appraiser. If the appraisal will be included in a prospectus used to offer the securities of a Roll-up Entity, the appraisal shall be filed with the SEC and the states as an exhibit to the registration statement for the offering. The assets shall be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The appraisal shall assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser shall clearly state that the engagement is for our benefit and the benefit of our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to stockholders in connection with any proposed Roll-up Transaction.

In connection with a proposed Roll-up Transaction, the sponsor of the Roll-up Transaction must offer to our common stockholders who vote “no” on the proposal the choice of:

(1) accepting the securities of the Roll-up Entity offered in the proposed Roll-up Transaction; or

(2) one of the following:

(a) remaining as holders of our common stock and preserving their interests in us on the same terms and conditions as existed previously; or

(b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed Roll-up Transaction:

●	that would result in our common stockholders having democracy rights in a Roll-up Entity that are less than those provided in our charter and bylaws with respect to the voting rights of our stockholders, annual reports and annual and special meetings of stockholders or that would permit our shares to be assessable;

●	that includes provisions that would materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or that would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares held by that investor;

●	in which our investors’ rights of access to the records of the Roll-up Entity will be less than those provided in our charter and described under “—Meetings and Special Voting Requirements”; or

●	in which any of the costs of the Roll-up Transaction would be borne by us if the Roll-up Transaction is not approved by our stockholders.

Provisions of Maryland Law and of Our Charter and Bylaws

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

●	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

●	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

●	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

●	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for his or her shares. Maryland law also permits various exemptions from these provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

●	one-tenth or more but less than one-third;

●	one-third or more but less than a majority; or

●	a majority or more of all voting power.

Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by our charter or bylaws.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. We can offer no assurance that this provision will not be amended or eliminated at any time in the future.

Tender Offers by Stockholders

Our charter provides that any tender offer made by a stockholder, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. The offering stockholder must provide our company notice of such tender offer at least ten business days before initiating the tender offer. If the offering stockholder does not comply with the provisions set forth above, our company will have the right to redeem that stockholder’s shares and any shares acquired in such tender offer. In addition, the non-complying stockholder shall be responsible for all of our company’s expenses in connection with that stockholder’s noncompliance.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland real estate investment trust with a class of equity securities registered under the Securities Exchange Act of 1934 and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

●	a classified board;

●	two-thirds vote requirement for removing a director;

●	a requirement that the number of directors be fixed only by vote of the directors;

●	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and

●	a majority requirement for the calling of a special meeting of stockholders.

We have added provisions to our charter that prohibit us, until such time that our shares of common stock are listed on a national securities exchange, from electing to be subject to the provisions under Subtitle 8. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already vest in our board of directors the exclusive power to fix the number of directorships.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by the board of directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the board of directors, or (3) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws. The advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interest.